FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT TO SELL ITS PRIVATE BANKING ACTIVITIES IN LUXEMBOURG TO VP BANK

HSBC Trinkaus & Burkhardt (International) SA and HSBC Trinkaus Investment Managers SA, wholly owned Luxembourg subsidiaries of HSBC Trinkaus & Burkhardt AG, have entered into an agreement to sell their private banking activities and private banking-related fund business respectively (together 'the Businesses'), to VP Bank (Luxembourg) SA and VPB Finance SA, (together 'VP Bank'), which are members of the VP Bank Group. The parent company of the VP Bank Group is Verwaltungs- und Privat-Bank Aktiengesellschaft which is based in Liechtenstein.

At 30 June 2013 the private banking activities to be sold had assets under management of approximately €1.5bn (US$2.0bn) and the private banking-related fund business had assets under administration of approximately €0.7bn (US$0.9bn). Approximately 20 employees working for the private banking business of HSBC Trinkaus & Burkhardt (International) SA are expected to transfer to VP Bank as part of the sale.

The transaction is expected to complete in the fourth quarter of 2013.

Media enquiries to Steffen Pörner on +49 211 910 1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:

1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of over 228 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.
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With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €21.2bn and €150.1bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 31 March 2013).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 15 July 2013